Exhibit 99.1
For Immediate Release
February 14, 2011
SAP Expects Subscription Rights to SAP Shares to be Exercised on February 15 and Plans to Buy Back Shares
     WALLDORF, Germany — February 14, 2011 — SAP AG (NYSE: SAP) today announced that it expects subscription rights to SAP shares to be exercised on February 15, 2011. The subscription rights that are expected to be exercised arise under the Company’s Long Term Incentive Plan 2000, in which stock options and convertible bonds bearing subscription rights to SAP shares were given to executives and employees of SAP Group. As a result, up to a total of 3.45 million SAP shares will be received and sold into the market on the same day. SAP will primarily use treasury shares to service the subscription rights.
     The SAP Executive Board has decided to buy back from the open market on the same day (February 15, 2011) the quantity of shares needed to replenish the treasury stock that was used to service the subscription rights.
     The Company was granted approval to buy back shares at the Annual General Meeting of Shareholders on June 8, 2010, which authorized the Executive Board to buy back up to 120 million SAP shares on or before June 30, 2013. The decision regarding the precise number and timing of any buyback of shares for treasury is subject to change, depending on market conditions.
For more information, press only:
Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416 guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET
For more information, financial community only:
Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET
Marty Cohen +1 (212) 653-9619 investor@sap.com, ET